Exhibit 99.1

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022 AND 2021

Unaudited Interim Condensed Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Interim Condensed Consolidated Balance Sheets
(“Interim Balance Sheets”)	1

Unaudited Interim Condensed Consolidated Statements of Operations
(“Interim Statements of Operations”)	2

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
(“Interim Statements of Shareholders’ Equity”)	3-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows
(“Interim Statements of Cash Flows”)	5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6-25

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, Except Number of Shares)

	As of
	March 31, 2022	December 31, 2021
ASSETS
Current
Cash	$78,660,131	$154,342,201
Accounts receivable, net	7,792,261	7,412,906
Inventory	101,148,443	93,362,985
Prepaid expenses, deposits, & other current assets	22,206,636	10,949,349
	209,807,471	266,067,441
Non-current
Property, plant, & equipment, net	304,921,240	275,222,166
Intangible assets, net	973,166,700	978,915,457
Right-of-use assets - operating	99,638,719	88,720,082
Right-of-use assets - finance, net	22,192,404	17,527,126
Goodwill	240,792,038	229,909,562
Deposits & other assets	3,305,996	3,550,039
Total assets	$1,853,824,568	$1,859,911,873

LIABILITIES & SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$22,117,052	$26,983,181
Accrued liabilities	17,945,566	32,723,734
Lease liabilities - operating - current portion	6,285,353	4,195,672
Lease liabilities - finance - current portion	5,557,294	3,185,460
Contingent consideration - current portion	4,568,482	39,868,080
Purchase consideration payable	5,523,670	811,586
Income tax payable	17,189,686	28,914,949
Debts payable - current portion	7,900,591	8,111,723
Accrued interest payable - current portion	9,601,904	7,541,634
	96,689,598	152,336,019
Non-current
Deferred tax liabilities	70,475,056	70,081,319
Lease liabilities - operating - non-current portion	97,337,430	87,767,033
Lease liabilities - finance - non-current portion	10,250,973	9,406,202
Contingent consideration - non-current portion	120,304,162	145,653,870
Debts payable - non-current portion	165,090,187	125,745,888
Senior secured notes, net of debt issuance costs - non-current portion	245,226,208	245,407,822
Accrued interest payable - non-current portion	3,798,834	3,451,016
Total liabilities	$809,172,448	$839,849,169

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares: no par value, unlimited authorized. Issued & outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, & Limited Voting Shares: no par value, unlimited authorized. Issued & outstanding - 57,736,723 & 56,337,175 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued & outstanding - 7,697,000 & 7,368,285 shares, respectively	-	-
Additional paid-in capital	1,312,748,924	1,289,827,092
Treasury stock - 645,300 & 568,300 shares, respectively	(8,987,022)	(7,828,037)
Accumulated other comprehensive income	3,265,610	3,265,610
Accumulated Deficit	(272,777,933)	(265,201,961)
Equity of Ayr Wellness Inc.	1,034,249,579	1,020,062,704
Noncontrolling interest	10,402,541	-
Total shareholders' equity	1,044,652,120	1,020,062,704
Total liabilities & shareholders' equity	$1,853,824,568	$1,859,911,873

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, Except Number of Shares)

	Three Months Ended
	March 31, 2022	March 31, 2021
Revenues, net of discounts	$111,225,221	$58,398,323

Cost of goods sold excluding fair value items	63,188,067	28,140,614
Incremental costs to acquire cannabis inventory in a business combination	2,518,636	5,792,389
Cost of goods sold	$65,706,703	$33,933,003

Gross profit	$45,518,518	$24,465,320

Operating expenses
General and administrative	49,733,392	24,036,071
Sales and marketing	1,817,722	743,558
Depreciation and amortization	858,371	284,940
Amortization on intangible assets	12,784,164	4,631,942
Acquisition expense	1,450,969	3,136,976
Total operating expenses	$66,644,618	$32,833,487

Loss from operations	$(21,126,100)	$(8,368,167)

Other income (expense)
Share of loss on equity investments	-	(13,071)
Fair value gain (loss) on financial liabilities	30,078,954	(546,010)
Interest expense, net	(6,867,753)	(2,752,497)
Interest income	29,198	59,400
Other, net	39	(19,691)
Total other income (expense)	$23,240,438	$(3,271,869)

Income (Loss) before taxes	$2,114,338	$(11,640,036)

Income Taxes
Current tax provision	(10,913,380)	(7,052,052)
Deferred tax (provision) benefit	(393,737)	2,070,452
Total income taxes	$(11,307,117)	$(4,981,600)

Net loss before noncontrolling interest	$(9,192,779)	$(16,621,636)
Net loss attributable to noncontrolling interest	(1,616,807)	-
Net loss attributable to Ayr Wellness Inc.	(7,575,972)	(16,621,636)

Basic and diluted loss per share	$(0.11)	$(0.38)

Weighted average number of shares outstanding (basic and diluted)	67,585,343	43,989,461

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, Except Number of Shares)

	Multiple	Subordinate, Restricted, and Limited	Exchangeable	Additional paid-	Treasury stock		Accumulated other comprehensive		Noncontrolling
	Voting Shares	Voting Shares	Shares	in capital	Number	Amount	income	Deficit	interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, December 31, 2020	3,696,486	28,873,641	2,127,543	530,808,494	(63,800)	(556,899)	3,265,610	(248,249,510)	-	285,267,695

Stock-based compensation	-	-	-	8,223,545	-	-	-	-	-	8,223,545

Exercise of Rights	-	92,722	-	-	-	-	-	-	-	-

Exercise of Warrants	-	787,710	-	4,291,891	-	-	-	-	-	4,291,891

Conversion of Exchangeable Shares	-	350,412	(350,412)	-	-	-	-	-	-	-

Share issuance - business combinations and asset acquisition	-	12,670,958	4,570,434	524,686,435	-	-	-	-	-	524,686,435

Equity offering	-	4,600,000	-	118,052,400	-	-	-	-	-	118,052,400

Conversion of convertible debt	-	85,049	-	2,442,691	-	-	-	-	-	2,442,691

Net loss	-	-	-	-	-	-	-	(16,621,636)	-	(16,621,636)

Balance, March 31, 2021	3,696,486	47,460,492	6,347,565	1,188,505,456	(63,800)	(556,899)	3,265,610	(264,871,146)	-	926,343,021

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, Except Number of Shares)

	Multiple	Subordinate, Restricted, and Limited	Exchangeable	Additional paid-	Treasury stock		Accumulated other comprehensive		Noncontrolling
	Voting Shares	Voting Shares	Shares	in capital	Number	Amount	income	Deficit	interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, December 31, 2021	3,696,486	56,337,175	7,368,285	1,289,827,092	(568,300)	(7,828,037)	3,265,610	(265,201,961)	-	1,020,062,704

Stock-based compensation	-	543,837	-	9,653,700	-	-	-	-	-	9,653,700

Tax withholding on stock-based compensation awards	-	(251,935)	-	(3,890,770)	-	-	-	-	-	(3,890,770)

Share issuance - related party - consulting services	-	50,000	-	707,129	-	-	-	-	-	707,129

Share issuance - business combination	-	-	328,715	4,482,103	-	-	-	-	-	4,482,103

Share issuance - earn-out consideration	-	1,029,499	-	11,747,805	-	-	-	-	-	11,747,805

Consolidation of variable interest entity	-	-	-	-	-	-	-	-	12,019,348	12,019,348

Exercise of options, net of options sold to cover income taxes	-	33,147	-	299,848	-	-	-	-	-	299,848

Repurchase of Equity Shares	-	(5,000)	-	(77,983)	(77,000)	(1,158,985)	-	-	-	(1,236,968)

Net loss	-	-	-	-	-	-	-	(7,575,972)	(1,616,807)	(9,192,779)

Balance, March 31, 2022	3,696,486	57,736,723	7,697,000	1,312,748,924	(645,300)	(8,987,022)	3,265,610	(272,777,933)	10,402,541	1,044,652,120

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Three Months Ended
	March 31, 2022	March 31, 2021
Operating activities
Net loss before noncontrolling interest	$(9,192,779)	$(16,621,636)
Adjustments for:
Fair value (gain) loss on financial liabilities	(30,078,953)	546,010
Stock-based compensation	9,653,700	8,223,545
Stock-based compensation - related parties	707,129	-
Depreciation and amortization	3,591,374	1,338,462
Amortization on intangible assets	17,648,757	6,137,644
Share of loss on equity investments	-	13,071
Incremental costs to acquire cannabis inventory in a business combination	2,518,636	5,792,389
Deferred tax expense (benefit)	393,737	(2,070,452)
Amortization on financing costs	572,842	405,059
Amortization on financing premium	(754,456)	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	167,988	(1,525,907)
Inventory	(1,522,818)	(8,281,309)
Prepaid expenses and other current assets	1,121,978	2,759,690
Trade payables	431,291	(673,733)
Accrued liabilities	(7,884,485)	(4,946,187)
Interest accrued	2,408,088	3,778,173
Lease liabilities - operating	741,438	23,405
Income tax payable	(11,725,261)	(14,842,706)
Cash used in operating activities	(21,201,794)	(19,944,482)

Investing activities
Purchase of property, plant, and equipment	(33,174,357)	(12,994,107)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(9,101,168)	(12,684,196)
Cash paid for business combinations and asset acquisitions, working capital	(811,586)	(3,790,894)
Payments for interests in equity accounted investments	-	(109,700)
Advances to related corporation	-	(4,759)
Deposits for business combinations, net of cash on hand	(2,825,114)	(1,450,000)
Cash used in investing activities	(45,912,225)	(31,033,656)

Financing activities
Proceeds from exercise of Warrants	-	4,291,891
Proceeds from exercise of options	299,848	-
Proceeds from equity offering, net of expenses	-	118,052,400
Proceeds from issuance of notes payable, net of financing costs	25,913,362	-
Payments of financing costs	-	(43,067)
Payment for settlement of contingent consideration	(10,000,020)	-
Deposits paid for financing lease and note payable	(8,353,100)	-
Tax withholding on stock-based compensation awards	(3,890,770)	-
Repayments of debts payable	(2,080,862)	(2,536,003)
Repayments of lease liabilities - finance (principal portion)	(2,026,386)	(375,909)
Repurchase of Equity Shares	(8,430,123)	-
Cash (used in) provided by financing activities	(8,568,051)	119,389,312

Net (decrease) increase in cash	(75,682,070)	68,411,174
Cash, beginning of the period	154,342,201	127,238,165
Cash, end of the period	78,660,131	195,649,339

Supplemental disclosure of cash flow information:
Interest paid during the period	8,050,450	904,304
Income taxes paid during the period	23,469,340	21,892,395
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	12,193,213	41,344,344
Recognition of right-of-use assets for finance leases	8,057,487	1,533,165
Issuance of Equity Shares related to business combinations and asset acquisitions	4,482,103	524,686,435
Issuance of Equity Shares related to equity component of debt	-	2,442,691
Issuance of Equity Shares related to settlement of contingent consideration	11,747,805	-
Issuance of promissory note related to settlement of contingent consideration	14,934,040	-
Cancellation of Equity Shares	77,983	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

1. NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the U.S., with cannabis operations in Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey, and Ohio as of March 31, 2022. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is analyzed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate voting shares, restricted voting shares, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbol “AYR.A”. The Company’s Equity Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company originally traded on the OTC under the symbol “AYRSF”, however, that changed on December 4, 2020 to “AYRWF”. The Company’s warrants (“Warrants”) and rights (“Rights”) were trading on the CSE under the symbols “AYR.WT” and “AYR.RT”, however, they stopped trading on September 30, 2021 and May 24, 2021, respectively.

2. BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and the Securities Exchange Commission (“SEC”).

The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021 included in the Company’s Annual Report on the Form 40-F filed with the SEC on March 30, 2022. In the opinion of management, the financial data presented includes all adjustments, consisting primarily of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. These interim financial statements include estimates and assumptions of management that affect the amounts reported on the interim financial statements. Actual results could differ from these estimates. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The interim financial statements for the three months ended March 31, 2022 and 2021 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation.

3.2 Variable Interest Entities (“VIE”)

Under certain provisions of Accounting Standards Codifications (“ASC”) Topic 810 – Consolidations, (“ASC 810”) the Company is determining whether we are the primary beneficiary of a VIE. We assess whether we have the power to direct matters that most significantly impact the activities of the VIE and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE.

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured that such equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains or losses of the entity. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. We assess all variable interests in the entity and use our judgment when determining if we are the primary beneficiary. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights, and level of involvement of other parties. We assess the primary beneficiary determination for a VIE on an ongoing basis if there are any changes in the facts and circumstances related to a VIE.

Where we determine we are the primary beneficiary of a VIE, we consolidate the accounts of that VIE, under the guidance of ASC 805, Business Combinations, ("ASC 805"). The equity owned by other shareholders of the VIE is shown as noncontrolling interests in the accompanying Interim Balance Sheets, Statements of Operations, and Statements of Shareholders’ Equity.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.3 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company (“Multiple Voting Shares”), and Exchangeable Shares (as defined in Note 4), during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (“RSUs”), and vested options. The “treasury stock method” is used for the assumed proceeds upon the exercise of the Exchangeable Shares, Warrants, and vested options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, contingent shares, and vested options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same.

	Three Months Ended
Potentially Dilutive Shares	March 31, 2022	March 31, 2021
Warrants	1,010,377	6,769,212
Rights	-	45,672
RSUs	2,850,598	2,961,151
Total	3,860,975	9,776,035

3.4 Significant accounting judgments and estimates

Significant estimates made by management include, but are not limited to: economic lives of leased assets; allowances for potential uncollectability of accounts receivable, provisions for inventory obsolescence; impairment assessment of goodwill and long-lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies, including tax contingencies; valuation allowances for deferred income tax assets; estimates of fair value of identifiable assets and liabilities acquired in business combinations, including contingent consideration obligations; estimates of fair value of derivative instruments; and estimates of the fair value of stock-based payment awards.

The global pandemic outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19, as well as the increase in inflation and gas prices, has cast uncertainty on the assumptions used by management in making its judgments and estimates. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to COVID-19. The Company implemented new safety procedures in accordance with the guidance from the U.S. Centers for Disease Control and Prevention at all locations to better protect the health and safety of both employees and customers. The Company is re-assessing its response to and any potential impact of the COVID-19 pandemic on an ongoing basis.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.5 Change in accounting standards

The Company is treated as an “emerging growth company” per the definition under the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13 Topic 326 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2016-13, on January 1, 2022, did not have a material impact on the Company's Interim Financial Statements.

In December 2019, the FASB issued ASU 2019-12 Topic 740 – Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2019-12, on January 1, 2022, did not have a material impact on the Company's Interim Financial Statements.

In January 2020, the FASB issued ASU 2020-01 Topic 321 – Investments - Equity Securities, Topic 323 – Investments – Equity Method and Joint Ventures, and Topic 815 – Derivatives and Hedging (collectively “ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2020-01, on January 1, 2022, did not have a material impact on the Company's Interim Financial Statements.

In August 2020, the FASB issued ASU No. 2020-06 Subtopic 470-20 – Debt—Debt with Conversion and Other Options and Subtopic 815-40 Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), to improve financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. ASU 2020-06 is effective for the Company’s fiscal year beginning after December 15, 2021, including interim periods therein. The adoption of ASU 2020-06, on January 1, 2022, did not have a material impact on the Company's Interim Financial Statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Equity Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Equity Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Equity Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these interim financial statements due to (i) the fact that they are economically equivalent to the Company’s publicly traded Equity Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws, but may dispose of the Exchangeable Shares through the CSE by exchanging them for Equity Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to the states of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. For further analysis on goodwill relating to business combinations, see Note 8.

The fair value considerations have been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Transactions accounted for as business combinations have been accounted for in accordance with ASC 805, with the results included in the Company’s net loss from the date of acquisition.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2022 First Quarter Acquisition

Business combination

On February 15, 2022, the Company completed its acquisition of Cultivauna, LLC (“Cultivauna”) through a membership interest purchase agreement. Cultivauna has a production license in the state of Massachusetts and sells cannabis infused seltzers and water-soluble tinctures.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The preliminary fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

Cultivauna
$
ASSETS ACQUIRED
Cash	1,251,446
Accounts receivable	470,476
Inventory	1,812,250
Prepaid expenses and other assets	37,710
Intangible assets - trade name/brand	3,400,000
Intangible assets - host community agreements	2,100,000
Property, plant, and equipment	2,202,485
Right-of-use assets - operating	314,761
Total assets acquired at fair value	11,589,128

LIABILITIES ASSUMED
Trade payables	23,327
Accrued liabilities	305,123
Lease liabilities - operating	314,761
Total liabilities assumed at fair value	643,211

Goodwill	10,674,804

Consideration transferred	21,620,720

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Cultivauna Business Combination

Cultivauna, is the owner of Levia branded cannabis infused seltzers and water-soluble tinctures.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$11,027,105
Shares Issued	ii	328,715	4,482,103
Contingent Consideration	iii		6,111,512
Total		328,715	$21,620,720

Pursuant to the terms of the Definitive Agreement (“Cultivauna Agreement”), Ayr satisfied the purchase price of $21.6 million for Cultivauna through the following:

i.	$11.0 million of the Cultivauna purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;

ii.	$4.5 million of the Cultivauna purchase price in the form of 328,715 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Cultivauna Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 14.85% discount rate attributed to the contractual restrictions; and

iii.	A portion of the Cultivauna purchase price is derived from an earn-out provision through December 31, 2023, based on annualized net revenues generated during the measurement period, consisting of Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved, see Note 13 for more information.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Supplemental Pro-Forma Information

The consolidated unaudited pro-forma revenue and net income (loss) before taxes attributable to Liberty Health Sciences (“Liberty”) and Blue Camo, LLC (“Oasis”) for the period ended March 31, 2021, were $18.2 million and ($2.6) million, respectively, through the period from January 1, 2021 through March 31, 2021. The other supplemental pro-forma information required by ASC 805-10-50-2h for the periods ended March 31, 2022 and 2021 is not practicable.

5. VARIABLE INTEREST ENTITIES (“VIE”)

As of March 31, 2022, the Company has the ability to direct the activities of two entities through a management services and equity purchase agreement, as amended, and obligation to absorb losses or the right to receive benefits from the VIE; therefore, they are VIEs. As of March 31, 2022, the Company’s VIEs are as follows:

On February 1, 2022, the Company entered into a Management Service Agreement (“MSA”) with Tahoe Hydroponics Company, LLC (“Tahoe Hydro”) and NV Green, Inc., (“NV Green”), collectively (“TH/NVG”). The acquisition is subject to customary closing conditions and regulatory approvals. At the time of the MSA approval, Ayr provided a $3.5 million cash deposit and a working capital adjustment estimated at $4.8 million.

The preliminary fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

Tahoe Hydro/NV Green
$
ASSETS ACQUIRED
Cash	674,886
Accounts receivable	76,868
Inventory, net	6,969,028
Due from related party	203,594
Prepaid expenses and other assets	40,817
Intangible assets - trade name/brand	6,400,000
Property, plant, and equipment	2,949,755
Right-of-use assets - operating	157,537
Total assets acquired at fair value	17,472,485

LIABILITIES ASSUMED
Trade payables	373,109
Accrued liabilities	280,984
Lease liabilities - operating	157,537
Total liabilities assumed at fair value	811,630

Goodwill	207,673

Purchase consideration	16,868,528

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

5. VARIABLE INTEREST ENTITIES (“VIE”) (Continued)

The following tables present the summarized financial information about the Company’s consolidated VIEs that is included in the Interim Balance Sheets as of March 31, 2022 and in the Interim Statements of Operations for the three months ended March 31, 2022.

TH/NVG
$
ASSETS
Current assets	5,309,337
Non-current assets	10,294,149
Total assets	15,603,486

LIABILITIES
Current liabilities	229,586
Non-current liabilities	122,180
Total liabilities	351,766

Equity	15,251,720

Total liabilities and equity	15,603,486

The assets of TH/NVG can only be used to settle its liabilities and there are no TH/NVG liabilities for which creditors or beneficial interest holders have recourse to the general credit of the Company.

TH/NVG
$
Revenues	538,106
Net loss attributable to noncontrolling interest	(1,616,807)

TH/NVG
$
Total purchase consideration	16,868,528
Working capital adjustment presented as consideration payable	4,849,180
Noncontrolling interest at February 1, 2022	12,019,348
Net loss during the period	(1,616,807)
Noncontrolling interest at March 31, 2022	10,402,541

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

6. INVENTORY

The Company’s inventory includes the following:

	March 31, 2022	December 31, 2021
Materials, supplies, and packaging	$13,020,367	$12,805,219
Work in process	63,773,986	56,857,874
Finished goods	21,385,054	23,125,175
Incremental costs to acquire cannabis inventory in a business combination, net	2,969,036	574,717
Total inventory	$101,148,443	$93,362,985

Inventory reserve on finished goods as of March 31, 2022, and December 31, 2021, was $2,239,903 and $2,267,192, respectively.

Amount of inventory included in cost of goods sold during the three months ended March 31, 2022 and 2021, was $55,143,799 and $25,337,104, respectively. There were no inventory write-downs taken during the periods ended.

For the three months ended March 31, 2022 and 2021, $2,518,636 and $5,792,389, respectively, of expenses relating to the incremental costs to acquire cannabis inventory in a business combination is recognized in cost of sales on the Interim Statements of Operations. This relates to the one-time adjustment of cannabis inventory from acquiree historical cost to fair value as part of the purchase price allocation.

7. PROPERTY, PLANT, AND EQUIPMENT

As of March 31, 2022 and December 31, 2021, property, plant and equipment, net consisted of the following:

	March 31, 2022	December 31, 2021
Furniture and equipment	$30,687,371	$26,311,197
Auto and trucks	1,597,799	1,021,291
Buildings	65,102,368	65,819,860
Leasehold improvements	94,457,359	78,282,477
Land	17,891,960	17,891,963
Construction in progress	108,076,005	95,853,330
Total	317,812,862	285,180,118
Less: Accumulated depreciation	12,891,622	9,957,952
Total property, plant and equipment, net	$304,921,240	$275,222,166

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

There were no indicators of impairment during the periods presented. As of March 31, 2022, and December 31, 2021, the Company’s goodwill is as follows:

Total
As of January 1, 2021	$57,963,360
Acquired through business combinations	171,946,202
As of December 31, 2021	229,909,562
Acquired through business combination and VIE	10,882,477
As of March 31, 2022	$240,792,038

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

8. GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets

Amortization expense is recorded within cost of goods sold and operating expenses. The amount in cost of goods sold for the three months ended March 31, 2022 and 2021, was $4,864,593 and $1,505,702, respectively. The following table represents intangible assets:

	Licenses/Permits	Right-to-use licenses	Host community agreements	Trade name / brand
Useful life (# of years)	15	15	15	5	Total
Net book value
As of January 1, 2021	$94,620,386	$124,851,470	$31,261,649	$1,624,172	$252,357,677
As of December 31, 2021	$935,265,386	$12,592,250	$29,911,649	$1,146,172	$978,915,457
As of March 31, 2022	$918,668,157	$18,700,222	$31,399,982	$4,398,339	$973,166,700

The anticipated amortization expense over the next five years is as follows:

Amortization	2022	2023	2024	2025	2026	2027 and beyond
Expense	$53,407,939	$71,210,585	$70,922,757	$70,732,585	$70,732,585	$636,956,954

9. RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	March 31, 2022		March 31, 2021
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted average discount rate	12.06%	9.70%	13.92%	12.32%
Weighted average remaining lease term	13.42 yrs	2.67 yrs	11.35 yrs	3.39 yrs

The maturity of the contractual undiscounted lease liabilities as of March 31, 2022, are as follows:

	Operating Leases	Finance Leases	Total
2022	$13,754,073	$5,071,581	$18,825,654
2023	18,500,473	6,782,276	25,282,749
2024	17,943,119	5,292,297	23,235,416
2025	17,278,435	646,009	17,924,444
2026	16,409,855	44,961	16,454,816
2027 and beyond	119,412,018	790	119,412,808
Total undiscounted lease liabilities	$203,297,973	$17,837,914	$221,135,887
Impact of discounting	(99,675,190)	(2,029,647)	(101,704,837)
Total present value of minimum lease payments	$103,622,783	$15,808,267	$119,431,050

Payments related to capitalized leases during the three months ended March 31, 2022 and 2021, are as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$1,763,604	$571,714
Lease liabilities - operating expense, G&A	3,116,422	1,064,438
Lease liabilities - finance
Amortization of right-of-use assets, COGS	614,716	70,761
Amortization of right-of-use assets, G&A	42,989	1,076
Interest on lease liabilities - finance, COGS	339,441	35,812
Interest on lease liabilities - finance, G&A	14,196	524
Total lease expense	$5,891,368	$1,744,325

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the interim financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of March 31, 2022, and December 31, 2021, $1,457,382 and $934,683 was included in prepaid expenses, a majority of which is for a letter of credit for an operating lease. Lease fees during the three months ended March 31, 2022, of $215,312 (2021: $115,575) included in operating lease. As of March 31, 2021, included in general and administrative expenses were management fees of $1,787,073. There are no management fees in the current period as all management fee services were transferred to wholly owned subsidiaries of the Company.

During the three months ended March 31, 2022, the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $13,500 (2021: $25,500) of office expenses, $174,883 (2021: $160,311) of development fees, $226,500 (2021: $150,000) of rental fees, and $47,956 (2021: $66,546) of interest expense. Additionally, the board member was issued 50,000 equity shares, valued at $707,129 on the grant date, related to a consulting agreement with the Company for services rendered for the period ended March 31, 2022.

Refer to Notes 11 and 14 for additional information regarding the debts payable to related parties and non-cash stock-based compensation plan, respectively, for the three months ended March 31, 2022 and 2021.

11. DEBTS PAYABLE & SENIOR SECURED NOTES

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Senior Secured Notes

On November 12, 2021, the Company completed a private placement offering of approximately $133 million aggregate principal amount of secured promissory notes at a premium price of $1,070 per $1,000, resulting in approximately $147 million of proceeds due December 2024. The notes are considered additional notes under the indenture governing the Company’s existing notes which were entered into on December 10, 2020 (“December 2020 Notes”). The resulting yield-to-maturity is 9.8%.

Senior secured notes
As of January 1, 2021	$103,652,963
Debt issuance costs	(2,142,242)
Debt issuance costs amortized	1,744,520
Senior Secured Notes issued	133,250,000
Senior Secured Notes premium	9,304,957
Senior Secured Notes premium amortized	(402,376)
As of December 31, 2021	245,407,822
Debt issuance costs amortized	572,842
Senior Secured Notes premium amortized	(754,456)
Total senior secured notes payable as of March 31, 2022	$245,226,208
Total accrued interest payable related to senior secured notes as of March 31, 2022	$7,601,562

Debt Payable

Debts payable
As of January 1, 2021	$62,232,581
Discounted as of January 31, 2021	1,279,819
Incurred through combinations and acquisitions	87,474,904
Converted to equity	(7,429,389)
Less: repayment	(8,749,327)
Less: discounted to fair value	(950,977)
As of December 31, 2021	133,857,611
Discounted as of December 31, 2021	950,977
Incurred through earn-out provision	14,934,040
Debt Issued	26,200,000
Less: repayment	(2,080,862)
Total debts payable, undiscounted as of March 31, 2022	173,861,766
Less: discounted to fair value	(870,988)
Total debts payable as of March 31, 2022	$172,990,778
Total accrued interest payable related to debts payable as of March 31, 2022	$5,799,176

The details of debts payable were as follows:

	March 31, 2022
	Related party debt	Non-related party debt	Total debt
Principal payments	$25,880,089	$147,981,677	$173,861,766
Less: current portion	2,202,969	5,697,622	7,900,591
Total non-current debt, undiscounted	$23,677,120	$142,284,055	$165,961,175
Less: discount to fair value	-	(870,988)	(870,988)
Total non-current debt	$23,677,120	$141,413,067	$165,090,187

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

11. DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt Payable (continued)

The following table presents the future debt obligation as of March 31, 2022:

Future debt obligations (per year)
2022	$6,373,711
2023	$21,108,376
2024	$90,356,026
2025	$32,082,079
2026 and beyond	$23,941,574
Total debt obligations	$173,861,766

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

On March 28, 2022, the Company amended a non-related party note of $2.5 million that was assumed during the acquisition of Washoe. The loan was amended to extend the maturity date an additional year, while the payment terms and interest rate remained the same. Under ASC 470, this was considered to be a debt modification.

On March 17, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $26.2 million, net of financing costs of $0.3 million, with a 4.625% annual interest rate. The loan is secured with a first mortgage lien on certain real property in Massachusetts and matures five years from the date of the agreement, with an option to extend for an additional five years.

On March 1, 2022, pursuant to the PA Natural Medicine, LLC (“PA Natural”) Agreement, the Company issued non-related party promissory notes in the amount of $14.9 million. The notes are secured by all the assets and a pledge of the Company’s membership interests in PA Natural. The notes mature three years from the date of the agreement with an 8% annual interest rate.

Interest expense associated with related party debt payable for the periods ended March 31, 2022 and 2021, was $391,463 and $462,044, respectively.

12. SHARE CAPITAL

The following activity occurred during the three months ended March 31, 2022:

•	5,000 Equity Shares were repurchased and cancelled, and 77,000 Equity Shares were repurchased and held as a result of the Company’s stock repurchase program.

•	In relation to the exercise of 543,837 RSUs, 291,902 Equity Shares were issued due to net settlement.

o	Through the three months ended March 31, 2022, 19,633 shares were forfeited.

•	33,147 Equity Shares were issued in connection with options exercised.

•	1,029,499 Equity Shares were issued in connection with the earn-out provision related to the acquisition of PA Naturals.

•	328,715 Exchangeable Shares were issued in connection with the Q1 2022 Acquisition.

•	50,000 Equity Shares were issued to a related party, refer to Note 10.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

12. SHARE CAPITAL (Continued)

Warrants

The average remaining life of Warrants is 2.2 years with an aggregate intrinsic value of $12.4 million. The number of Warrants outstanding as of March 31, 2022 and December 31, 2021 is:

	Number	Amount
Balance as of January 1, 2021	10,486,412	$6,515,753
Exercise of Warrants	(7,555,130)	(4,694,395)
Forfeitures of Warrants, due to expiration	(57,224)	(35,556)
Balance as of December 31, 2021	2,874,058	$1,785,802
No activity
Balance as of March 31, 2022	2,874,058	$1,785,802

13. DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

The earn-out provision related to the acquisition of Sira Naturals, Inc. (“Sira”) is measured at fair value by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. As of March 31, 2022 and December 31, 2021, the fair value was $25.9 million and $25.3 million, respectively.

The earn-out provisions related to the acquisitions of Oasis, GSD NJ, LLC (“GSD”), PA Natural, and Cultivauna are measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The provision uses a Monte-Carlo simulation to estimate the fair value through the end of the earn-out period based on the Company’s share price at the acquisition date and other inputs based on other observable market data.

As of March 31, 2022, the fair value of Oasis, GSD, and Cultivauna earn-out provisions were $0.1 million, $92.8 million, and $6.1 million, respectively. As of December 31, 2021, the fair value of Oasis, GSD, and PA Natural’s earn-out provisions were $28.7 million, $91.7 million, and $39.9 million, respectively.

During the period ended March 31, 2022, the Company paid and settled its earn-out provision related to the PA Naturals acquisition. Ayr paid $10.0 million of cash, issued $14.9 million of promissory notes, and issued $11.7 million of Equity Shares, and recognized a gain during the period of $3.2 million on the change in fair value of the contingent consideration obligation.

The fair value adjustment relating to derivative liabilities has been reflected in the Interim Statements of Operations under “Fair value gain (loss) on financial liabilities” as detailed below:

	Three Months Ended
	March 31, 2022	March 31, 2021
Gain (loss) from FV adjustment on contingent consideration	26,892,718	(546,010)
Gain from settlement of contingent consideration	3,186,236	-
Total	$30,078,954	$(546,010)

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

14. STOCK-BASED COMPENSATION

The Company has adopted an Equity Incentive Plan (“the Plan”), as amended on May 2, 2021, which allows the Company to compensate qualifying plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, RSUs, performance compensation awards, and unrestricted stock bonuses or purchases.

In addition, CSAC Acquisition Inc. established a Restricted Stock Plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis.

The stock-based compensation expense is based on either the Company’s share price for service-based conditions or the Company’s share price fair value on the date of the grant. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the periods ended March 31, 2022, and December 31, 2021, the Company recognized stock-based compensation relating to the granting of RSUs in the current and prior periods, except for the performance based RSUs as they did not meet the probable threshold.

During the three months ended March 31, 2022, 543,837, of which 291,902 were issued due to net settlement, Equity Shares vested. The result of the net settlement was 251,935 Equity Shares were withheld with a total value of $3.9 million to pay income taxes on behalf of the grantees. The average remaining life of unvested RSUs is one year with an expected expense over the next 12 months of $37.8 million, with an aggregate intrinsic value of $99.5 million using the stock price as of March 31, 2022.

	Number	Weighted Average Grant Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2021	4,235,150	$16.63
Granted	5,781,031	$17.79
Vested	(1,916,045)	$(18.44)
RSUs outstanding and nonvested, as of December 31, 2021	8,100,136	$18.83
Granted	208,150	$12.45
Vested	(543,837)	$26.86
Forfeited	(19,633)	$25.34
RSUs outstanding and nonvested, as of March 31, 2022	7,744,816	$16.13

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

14. STOCK-BASED COMPENSATION (Continued)

Options

As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company and recorded additional paid-in capital of $4,452,917 in relation to 248,412 options, which were fully vested as of the date of acquisition. The range of exercise price is between $8.47 and $23.66. The estimated remaining life of the options is approximately one year with an aggregate intrinsic value of $0.3 million.

	Number of options	Weighted Average Fair Value
Balance as of January 1, 2021	-	$-
Replacement options issued	248,412	17.93
Options exercised	(37,234)	17.93
Options sold to cover income taxes	(13,347)	17.93
Balance as of December 31, 2021	197,831	17.93
Options exercised	(33,147)	17.93
Balance as of March 31, 2022	164,684	17.93

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of March 31, 2022, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2022, there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company's directors, officers or affiliates are an adverse party or have a material interest adverse to the Company's interest.

Construction Commitments

As of March 31, 2022, the Company had $27 million of contractual commitments to contractors on work being performed.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

16. FINANCIAL RISK FACTORS

(a)	Fair value

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There were no transfers between levels in the hierarchy during the three months ended March 31, 2022 and 2021. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

The carrying values of cash, deposits, accounts receivable, trade payables, accrued liabilities, accrued interest payable, and purchase consideration payable approximate their fair values because of the short-term nature of these financial instruments. Long-term debt is recorded at amortized cost.

The following table summarizes the fair value hierarchy for the Company’s financial assets and liabilities that are re-measured at their fair values periodically:

March 31, 2022	Level 1	Level 2	Level 3	Total
Financial Liabilities
Contingent consideration	$-	$-	$124,872,644	$124,872,644

December 31, 2021
Financial Liabilities
Contingent consideration	$-	$-	$185,521,950	$185,521,950

The following table summarizes the inputs used at the initial and subsequent measurement dates to value the contingent consideration in the table above:

Equity Volatility	55.65 - 57.80%
Revenue Volatility	20.5 - 23.96%
Risk-free rate	1.51 - 1.78%
Revenue Risk Premium	6.77 - 9.61%
Credit Risk Rate	10.50%
Discount Rate	8.40%

(b) Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, deposits, and accounts receivable. As of March 31, 2022, and December 31, 2021, substantially all of cash is estimated to be exposed to credit risks. The components of accounts receivable as of March 31, 2022, and December 31, 2021, were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as of March 31, 2022	$3,666,902	$2,306,052	$1,819,307	$7,792,261
Balance, as of December 31, 2021	$4,940,734	$1,649,187	$822,985	7,412,906

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

16. FINANCIAL RISK FACTORS (Continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. Refer to Notes 9 and 11 for future lease and debt commitments. The Company has the following gross obligations as of March 31, 2022, which are expected to be payable:

	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$40,062,618	$-	$-	$40,062,618
Lease obligations	18,825,654	82,897,425	119,412,808	221,135,887
Purchase consideration	5,523,670	-	-	5,523,670
Income tax payable	17,189,686	-	-	17,189,686
Debt Payable	6,373,711	167,488,055		173,861,766
Contingent consideration	-	42,500,000	-	42,500,000
Senior secured notes	-	243,250,000	-	243,250,000
Accrued interest payable	9,601,904	3,798,834	-	13,400,738
	$97,577,243	$539,934,314	$119,412,808	756,924,365

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts have fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

(e) Currency risk

The operating results and financial position of the Company are reported in United States dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of March 31, 2022, and December 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Company believes that a change in exchange rates will not have a significant impact on financial results. The Company performed a sensitivity analysis on the conversion rate applied to Canadian balances:

	Value at year end			Effect on fair value, as at
	Dr (Cr.)			March 31, 2022
Balance sheet account	CDN $	Conversion rate	Sensitivity	$
Cash	804,193	0.8013	Increase / Decrease 1%	6,444

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

17. TAXATION

As the Company operates in the legal cannabis industry, the Company is subject to the limits of IRC Section 280E for United States federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

The Company is treated as a United States corporation for the United States federal income tax purposes under IRC Section 7874 and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Arizona, and New Jersey. Income Tax is accounted for in accordance with ASC 740, Income Taxes including ASU 2019-12. The following table summarizes the Company’s income tax expense and effective tax rates for the three months ended March 31, 2022 and 2021.

	Three Months Ended March 31,
	2022	2021
Income (loss) before income taxes	$2,114,338	$(11,640,036)
Provision for income taxes	11,307,117	4,981,600
Effective tax rate	535%	-43%

18. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the interim financial statements were issued.

Subsequent to March 31, 2022, the Company completed its acquisition of Herbal Remedies Dispensaries, LLC. Purchase consideration totals $30 million, made up of $4 million in cash, $16 million in sellers' notes, and $10 million in stock. Supplemental proforma information required by ASC 805 is not practicable.

Subsequent to March 31, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $25.8 million, with an annual interest rate of Prime Rate plus 1.5%, floating, with a 5.0% floor (currently 5.5% as of May 25, 2022). The loan is secured with a first mortgage lien on certain real property and matures two years from the date of the agreement. The loan is subject to certain financial and other covenants.